Exhibit 99.1

iQIYI Announces the Closing of Its Offering of 76,500,000 American Depositary Shares

BEIJING, CHINA, January 19, 2023 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced the closing of the previously disclosed underwritten public offering (the “Offering”) of 76,500,000 American Depositary Shares of the Company (the “ADSs”), at a public offering price of US$5.90 per ADS. The Company had granted the underwriters a 30-day option to purchase up to an aggregate of 11,475,000 additional ADSs. The net proceeds of the Offering (after deducting underwriting commissions) amounted to US$442.3 million, assuming the underwriters do not exercise the option to purchase additional ADSs.

BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities LLC acted as the joint Bookrunners for the Offering.

The Offering was made pursuant to an effective shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov. The Offering was made by means of a prospectus supplement and an accompanying prospectus included in the Form F-3. The Form F-3 and the prospectus supplement are available on the SEC’s website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus related to the Offering may also be obtained by contacting BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or J.P. Morgan Securities LLC toll-free at 1-866-803-9204.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com